Exhibit 99.94

Skeena Commences Pre-Feasibility Study For Eskay Creek

Vancouver, BC (June 15, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce the commencement of a Preliminary Feasibility Study (“PFS”) for the Eskay Creek gold-silver project (“Eskay Creek”) located in the Golden Triangle of northwest British Columbia. The goal of the PFS is to technically further de-risk Eskay Creek while developing an appropriate execution strategy to ensure fast tracked development towards commercial production.

Given the success of the team that developed the Preliminary Economic Assessment (“PEA”) study for Eskay Creek, Skeena will once again partner with Ausenco Engineering Canada Inc. (“Ausenco”), SRK Consulting (“SRK”), and AGP Mining Consultants (“AGP”) to complete the PFS. The target completion date for the PFS is summer 2021.

Shane Williams, Skeena’s new Chief Operating Officer commented, “I am very excited to be joining the Skeena team at this transitional stage in the Company’s history. The PFS is the next step in the evolution of Eskay Creek as we move this high-grade, open-pit project towards development and through to commercial production.”

PFS Work Program

A key work program as part of the development of the PFS will be an extensive infill drilling program to convert a large portion of the Inferred resources into the Measured & Indicated category and following completion of the PFS, declare maiden reserves for Eskay Creek.

Following the completion of the Eskay Creek PEA in 2019, several areas were identified that could be optimized and enhanced with further work. This includes optimizing the metallurgy and the concentrate quality and to better optimize the flow sheet. This work will further enhance the consistency and value of the final concentrate produced allowing for key concentrate offtake discussions to begin. Another focus area will be to gain a better understanding of the geotechnical characteristics in the open-pit which will allow for further pit optimization studies. Preparations and planning for these work programs are ongoing.

Subject to the agreement with Barrick, upon exercise of the option to acquire a 100%-interest in Eskay Creek (by December 2020), the Company will enter the permitting process for the expanded Eskay Creek project. Skeena has already begun the comprehensive environmental studies that are required for permitting and has initiated community engagement and consultation with Indigenous Nations. Skeena has developed a comprehensive environmental program designed to fill identified historical data gaps and to enhance existing data to meet current standards. Rescan Tahltan Environmental Consultants (RTEC), a subsidiary of ERM, has been engaged to carry out the environmental studies.

Warrant Update

Between June 5 and June 13, 2020, 5,146,616 warrants were exercised for total proceeds of C$5,146,616, and the Company’s remaining 127,423 outstanding warrants expired unexercised. The Company now has zero warrants outstanding.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Eskay Creek gold-silver mine. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Pre-feasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting its exploration and development activities on its projects.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.